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                                   FORM 8 - A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                  SIMULA, INC.
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             (Exact name of Registrant as specified in its charter)


         ARIZONA                                         86-0320129
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


 2700 North Central Avenue, Suite 1000, Phoenix,  Arizona         85004
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(Address of principal executive offices)                       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                     Title of each class                                   Name of each exchange on which
                     to be so registered                                   each class is to be registered
                     -------------------                                   ------------------------------
      Series A Convertible Exchangeable Preferred Stock                       New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
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                                (Title of Class)
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Item 1.           Description of Registrant's Securities to be Registered:

         Series A Convertible Exchangeable Preferred Stock

         The description of the Company's Series A Convertible Exchangeable Preferred Stock appearing under the caption "Description of Preferred Stock" in the prospectus portion of the Company's Registration Statement on Form S-3, SEC File No. 333-13499 and all amendments thereto, as filed with the SEC.

Item 2.           Exhibits

         1. The description of the Company's Series A Convertible Exchangeable Preferred Stock appearing under the caption "Description of Preferred Stock" in the prospectus portion of the Company's Registration Statement on Form S-3, SEC File No. 333-13499.

         2. All other exhibits required by Instruction II to Item 2 have been supplied to the New York Stock Exchange.


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:   April 15, 1997

                                                    SIMULA, INC.

                                                    By   /s/Sean K. Nolen
                                                       -------------------------
                                                         Sean K. Nolen
                                                         Chief Financial Officer

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                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     Under the Company's Amended and Restated Articles of Incorporation, the Company's Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 50 million shares of preferred stock, $.05 par value, in one or more series, with such voting powers or without voting powers, and with such designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. As of the date of this Prospectus, the Company has no shares of preferred stock outstanding.

     Set forth below is a summary of the material provisions of the Preferred Stock. Further details are available by reference to the provisions of the Statement Pursuant to Arizona Revised Statutes sec.10-602 (the "Certificate of Designations") relating to the Preferred Stock, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part.

     The Preferred Stock will, when issued, be fully paid and nonassessable. The transfer agent, registrar, redemption agent, and conversion agent for shares of the Preferred Stock will be American Stock Transfer & Trust Company, New York, New York.

DIVIDENDS

     Holders of shares of Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment, a cumulative annual cash dividend of
$          per share. Dividends accrue from the date of original issuance and are payable quarterly on the 30th day of January, April, July, and October (or if such day is not a business day, on the business day immediately succeeding such 30th day), commencing July 30, 1997, to the person in whose name the Preferred Stock is registered at the close of business on the 15th day of the month next preceding such dividend payment date, or if any such date is not a business day, on the next succeeding day that is a business day.

     Dividends will be computed on the basis of a 360-day year of twelve 30-day months, with each dividend payment to be rounded to the nearest whole cent. Dividends on the Preferred Stock will accumulate to the extent they are not paid on the dividend payment date for the period for which they accrued whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are declared. Dividends on the Preferred Stock will be cumulative from the date issued. Such dividends will be payable when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment. Accrued dividends, whether current or in arrears, are payable on Preferred Stock that is converted into Common Stock only if such dividend has been declared and is payable as of a record date prior to the Conversion Date (as hereinafter defined).

     No dividends shall be declared, paid, or set apart for payment on Common Stock, or the preferred stock of any series ranking, as to dividends, junior to the Preferred Stock, for any period unless full cumulative dividends have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for payment) on the Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such dividends. When dividends are not paid in full upon the Preferred Stock and any other preferred stock ranking on a parity as to dividends with the Preferred Stock, all dividends declared upon shares of Preferred Stock and any other preferred stock ranking on a parity as to dividends will be declared pro rata so that in all cases the amount of dividends declared per share on the Preferred Stock and such other preferred stock shall bear to each other the same ratio that accumulated dividends per share on the shares of Preferred Stock and such other preferred stock bear to each other.

LIQUIDATION RIGHTS

     In the event of any involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of Preferred Stock are entitled to receive out of assets of the Company available for distribution to the

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shareholders, before any distribution of assets is made to holders of Common
Stock or other stock of the Company ranking junior to the Preferred Stock,
liquidating distributions in the amount of $     per share plus accrued and
unpaid dividends. If upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the amounts payable with respect to the Preferred Stock and any other shares of stock of the Company ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the Preferred Stock and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company. Such liquidation rights are not triggered by (i) any consolidation or merger of the Company with or into any other corporations, (ii) any dissolution, liquidation, winding up or reorganization of the Company immediately followed by reincorporation of another corporation or creation of a partnership, or (iii) a sale or other disposition of all or substantially all of the Company's assets to another corporation or a partnership, provided that in each case effective provision is made in the certificate of incorporation of the resulting and surviving corporation or the articles of partnership, or otherwise, for the protections of the rights of the holders of Preferred Stock.

CONVERSION RIGHTS

     Each share of the Preferred Stock is convertible at any time after the date of issuance, unless previously redeemed, at the option of the holder thereof
into           shares of the Company's Common Stock, equivalent to a conversion
price of $          per share of Common Stock, subject to adjustment as set
forth below. A holder of Preferred Stock may convert his shares by surrendering to the conversion agent each certificate covering shares to be converted together with a statement of the name or names in which the shares of Common Stock shall be registered upon issuance (the date of such surrender, the "Conversion Date"). Every such notice of election to convert will constitute a contract between the holder giving such notice and the Company whereby such holder will be deemed to subscribe for the shares of Common Stock he will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription, to surrender the shares of Preferred Stock to be converted and to release the Company from all further obligation thereon and whereby the Company will be deemed to accept the surrender of such shares of Preferred Stock in full payment of the shares of Common Stock so subscribed for and to be issued upon such conversion. As promptly as practicable after the Conversion Date, the Company shall issue and deliver to the converting holder of the Preferred Stock a certificate representing the number of shares of Common Stock into which the Preferred Stock was converted together with dividends, if any, payable on the Preferred Stock so converted as may be declared and made payable to holders of record of Preferred Stock on the record date immediately preceding the Conversion Date. If a holder of Preferred Stock elects to convert only a portion of his Preferred Stock, upon such conversion the Company shall also deliver to the holder of the Preferred Stock a new Preferred Stock certificate representing his unconverted Preferred Stock. In lieu of fractional shares of Common Stock, there will be paid to the holder of the Preferred Stock at the time of conversion an amount in cash equal to the same fraction of the current market value of a share of Common Stock of the Company. This current market value will be deemed the closing price of the Common Stock on the NYSE on the last trading day preceding the Conversion Date.

     The Conversion Rate is subject to adjustment upon the issuance of shares of Common Stock or other securities of the Company as a dividend or distribution on shares of Common Stock of the Company to the holders of all of its outstanding shares of Common Stock; subdivisions, combinations, or certain reclassifications of shares of Common Stock of the Company; the issuance of shares of Common Stock of the Company or of rights, options, or warrants to subscribe for or purchase shares of Common Stock of the Company at less than the effective Conversion Price of the Preferred Stock; or the distribution to the holders of shares of Common Stock of the Company generally of evidences of indebtedness or assets (excluding cash dividends and distributions made out of current or retained earnings) or rights, options, or warrants to subscribe for securities of the Company other than those mentioned above. No adjustment in the Conversion Rate will be required to be made with respect to the Preferred Stock until cumulative adjustments amount to 1% or more; however, any such adjustment not required to be made will be carried forward and taken into account in any

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

subsequent adjustment. No accrued and unpaid cumulative dividends will be paid upon conversion of the Preferred Stock unless the conversion occurs after the record date for such dividend.

     In the event of any consolidation with or merger of the Company into another corporation, or sale of all or substantially all of the properties and assets of the Company to any other corporation, or in case of any reorganization of the Company, each share of Preferred Stock would thereupon become convertible only into the number of shares of stock or other securities, assets, or cash to which a holder of the number of shares or Common Stock of the Company issuable (at the time of such consolidation, merger, sale, or reorganization) upon conversion of such share of Preferred Stock would have been entitled upon such consolidation, merger, sale or reorganization.

EXCHANGEABILITY

     At the Company's option, all, but not less than all, of the then outstanding shares of the Preferred Stock may be exchanged on any dividend
payment date commencing           , subject to certain conditions stated below,
for the Company's   % Senior Subordinated Convertible Exchange Notes due
          (the "Exchange Notes") on not less than 30 days nor more than 60 days notice preceding the dividend payment date, at an exchange rate of $ principal amount of Exchange Notes for each share of the Preferred Stock. Concurrent with such notice of the Company's exercise of its exchange option, the Company will provide information regarding the procedure for tendering shares to the Company or Trustee in exchange for Exchange Notes. Such exchange may be made only if, at the time of exchange (i) the Exchange Indenture (as defined under "Description of Exchange Notes") shall have been qualified under the Trust Indenture Act of 1939, (ii) there shall be no dividend arrearage on the Preferred Stock (including the dividend payable on the date of exchange), and (iii) no Event of Default under the Exchange Indenture shall have occurred and be continuing. The form of the Exchange Indenture may not be amended or supplemented before the date of exchange without the affirmative vote or consent of the holders of two-thirds of outstanding shares of the Preferred Stock, except for those changes which would not adversely affect the legal rights of such holders. In the event such exchange would result in the issuance of an Exchange Note in a principal amount which is not an integral multiple of $25, the difference between such principal amount and the highest integral multiple of $25 shall be paid to the holder in cash. On the date of the issuance of the Exchange Notes (the "Exchange Date"), the rights of holders of the Preferred Stock shall cease and the person or persons entitled to receive Exchange Notes issuable upon such exchange shall be treated as the registered holder or holders of such Exchange Notes. Interest will accrue on the Exchange Notes from the date of exchange. See "Description of Exchange Notes."

VOTING RIGHTS

     The holders of the Preferred Stock are not entitled to vote, except as set forth below and as provided by law. On matters subject to a vote by holders of the Preferred Stock, the holders are entitled to one vote per share.

     If the equivalent of six quarterly dividends (whether or not consecutive) payable on the Preferred Stock, or on any other series of preferred stock ranking on a parity with the Preferred Stock as to dividends or liquidation rights and having similar voting rights, are in arrears, the number of directors of the Company will be increased by two and the holders of all outstanding series of parity preferred stock, voting as a single class without regard to series, will be entitled, at either an annual or special meeting called therefor, to elect the additional two directors until all dividends in arrears have been paid or declared and set apart for payment. In the election of such directors, a quorum shall consist of a majority of the then outstanding shares of Preferred Stock.

     Without the consent of the holders of Preferred Stock, the Company may issue other series of preferred stock which are pari passu with, or junior to, the Preferred Stock as to dividends and liquidation rights. Without the approval of the holders of at least two-thirds of the number of shares of Preferred Stock then outstanding, voting or consenting separately as a class, the Company may not issue preferred stock which is senior to the Preferred Stock as to dividends or liquidation rights, or amend, alter or repeal any of the voting

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rights, designations, preferences or other rights of the holders through amendment of the Company's Articles of Incorporation, Bylaws, or any other means, of the Preferred Stock so as adversely to affect such voting rights, designations, preferences or other rights.

OPTIONAL REDEMPTION

     If not earlier converted, exchanged, or redeemed, the Preferred Stock may be redeemed at the Company's option, upon at least 30 days' notice, in whole or
in part on a pro rata basis, on and after                , 1999, at the
following redemption prices if redeemed during the twelve-month period beginning of the year indicated below, in each case together with accrued dividends payable thereon to the redemption date:

                                 YEAR                   REDEMPTION PRICE PER SHARE
                --------------------------------------  --------------------------
                1999..................................
                2000..................................
                2001..................................
                2002..................................
                2003..................................

     However, on or after                ,1999 and prior to                ,
2000, the Preferred Stock will not be redeemable unless the closing price of the Company's Common Stock as quoted on the NYSE has equaled or exceeded $ for 20 trading days within a period of 30 consecutive trading days.

     Concurrently with the notice of redemption provided by the Company, the Company will provide instructions as to the procedure to be followed to execute such redemption. If less than all of the shares of Preferred Stock are to be redeemed, the Trustee shall select the shares of Preferred Stock to be redeemed on a pro rata basis.

CHANGE OF CONTROL REDEMPTION

     Within 30 days following the occurrence of any Change of Control, the Company shall offer ("Change of Control Offer") to purchase all outstanding
Preferred Stock at a purchase price of $     per share plus accrued and unpaid
dividends to the date of the Change of Control Offer. The Change of Control Offer shall be deemed to have commenced upon mailing of notice to the holders of Preferred Stock and shall terminate 20 business days after its commencement, unless a longer offering period is then required by law. Promptly after the termination of the Change of Control Offer ("Change of Control Payment Date"), the Company shall purchase and mail or deliver payment for all shares tendered in response to the Change of Control Offer. If the Change of Control Payment Date is on or after a dividend payment record date and on or before the related dividend payment date, any accrued and unpaid dividends will be paid to the Person in whose name a share is registered at the close of business on such record date, and no additional dividends will be payable to holders who tender shares pursuant to the Change of Control Offer.

     Change of Control means any event or series of events by which (i) any Person as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of 50% of more of the total voting power of the voting stock of the Company; (ii) the Company consolidates with or merges or amalgamates with or into another Person or conveys, transfers, or leases all or substantially all of its assets to any Person, or any Person consolidates with, or merges or amalgamates with or into the Company, in any such event pursuant to the transaction in which the outstanding voting stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding voting stock of the Company is changed or exchanged for voting stock of the surviving corporation and (B) the holders of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving corporation immediately after such transaction; or (iii) the shareholders of the Company approve any plan of liquidation or dissolution of the Company.

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